December 11, 2008

Dear Valued Shareholder:

You will have received an offer from Nuance Communications, Inc. to purchase all of your common shares in the capital of Zi Corporation at a price of $0.40 in cash for each Zi Share deposited under the Offer.

In response to the Offer, the Board of Directors of Zi Corporation established a Special Committee of its independent directors. The Special Committee has carefully reviewed and considered the Offer and reported to Zi’s Board of Directors. Based on that review, and after receiving the benefit of advice from its legal and financial advisors, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS REJECT THE OFFER AND THAT YOU DO NOT TENDER YOUR ZI SHARES TO THE OFFER AT THIS TIME. IF YOU ALREADY TENDERED YOUR ZI SHARES, YOU SHOULD WITHDRAW THEM.

The Board of Directors has based its recommendation on a number of factors, including that:

  all of the previous offers made by Nuance to acquire Zi, including the Reduced Offer which was made by Nuance after the Market Downturn and completion of its due diligence, were higher than the present Offer;

  further to discussions conducted with Nuance since the Offer was made, Zi has delivered a counterproposal to Nuance to enhance the Offer and intends to continue to pursue discussions with Nuance in this regard;

  Zi’s Financial Advisor has verbally advised that the consideration under the Offer falls below the range of valuations of Zi determined by the financial analysis performed by the Financial Advisor;

  that the consideration under the Offer is inadequate and therefore not fair from a financial point of view to Shareholders as the Offer undervalues Zi; and

  Zi is currently reviewing potential alternative transactions to generate greater value to Shareholders.

Capitalized terms are defined in the enclosed Directors’ Circular. We urge you to read carefully the enclosed Directors’ Circular. If you have any questions or require assistance withdrawing your Zi Shares, please contact the information agent, Laurel Hill Advisory Group, at 1-888-819-0207.

Sincerely,

(signed) "Milos Djokovic"

President and Chief Executive Officer
On behalf of the Board of Directors

This is an important document that requires your careful review and consideration.  If you are in doubt as to how to respond to the Offer, you should consult with your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. Enquiries concerning the information in this document should be directed to Zi Corporation’s information agent, Laurel Hill Advisory Group, at 1-888-819-0207.

Directors’ Circular

Relating To

the Offer by

Nuance Communications, Inc.

to purchase for cash all of the issued and outstanding common shares of

Zi Corporation

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS REJECT THE OFFER AND NOT TENDER TO THE OFFER AT THIS TIME.  The Board of Directors continues to explore strategic alternatives that may be available to maximize Shareholder value and concurrently intends to continue discussions with Nuance for an enhanced Offer.  THERE IS NO NEED FOR IMMEDIATE ACTION.  THE OFFER REMAINS OPEN FOR ACCEPTANCE UNTIL JANUARY 2, 2009.  IF YOU HAVE ALREADY TENDERED ZI SHARES TO THE OFFER, YOU SHOULD WITHDRAW THEM. The Board of Directors intends to communicate further with Shareholders prior to the Expiry Time of the Offer.

NOTICE TO NON-CANADIAN SHAREHOLDERS

This Director’s Circular has been prepared in accordance with Canadian disclosure requirements.  Shareholders should be aware that such requirements are different from those of the United States and other non-Canadian jurisdictions.  The enforcement by Zi Shareholders of civil liabilities under United States federal securities laws or under the laws of other non-Canadian jurisdictions may be affected adversely by the fact that Zi is incorporated under the laws of Alberta, a majority of its executive officers and directors are residents of Canada and that a substantial portion of Zi’s assets are located outside the United States.  It may be difficult to compel Zi and its affiliates to subject themselves to the jurisdiction of a court in the United States or other non-Canadian jurisdiction or to enforce a judgment obtained from a court in the United States or other non-Canadian jurisdiction.  This transaction has not been approved or disapproved by any United States or other securities regulatory authority, nor has any such authority passed upon the accuracy or adequacy of this document.  Any representation to the contrary is a criminal offence.

December 11, 2008

TABLE OF CONTENTS

DIRECTORS’ CIRCULAR	1
THE OFFER	1
RECOMMENDATION	1
DIRECTORS’ RECOMMENDATION	1
NO NEED FOR IMMEDIATE ACTION	2
REASONS FOR MAKING THE RECOMMENDATION TO REJECT THE OFFER	2
BACKGROUND TO THE OFFER	3
DIRECTORS	8
INTENTIONS OF DIRECTORS, OFFICERS AND SHAREHOLDERS OF ZI WITH RESPECT TO THE OFFER	8
OWNERSHIP OF SECURITIES OF ZI	8
OWNERSHIP OF SECURITIES OF NUANCE	10
RELATIONSHIP BETWEEN NUANCE AND DIRECTORS AND OFFICERS OF ZI	10
ARRANGEMENTS BETWEEN ZI AND DIRECTORS AND OFFICERS OF ZI	10
ARRANGEMENTS BETWEEN NUANCE AND SHAREHOLDERS OF ZI	11
INTERESTS OF DIRECTORS AND OFFICERS OF ZI IN MATERIAL CONTRACTS OF NUANCE	11
TRADING IN SECURITIES OF ZI	11
ADDITIONAL INFORMATION	12
MATERIAL CHANGES	12
OTHER MATERIAL INFORMATION	13
RESPONSE OF THE OFFEREE ISSUER	13
CAUTION REGARDING FORWARD-LOOKING STATEMENTS	13
CURRENCY	14
INFORMATION REGARDING NUANCE	14
AVAILABILITY OF DISCLOSURE DOCUMENTS	14
APPROVAL OF DIRECTORS’ CIRCULAR	14
STATUTORY RIGHTS	14
CERTIFICATE	15

DIRECTORS’ CIRCULAR

This directors’ circular (the “Directors’ Circular”) is issued by the board of directors (the “Board of Directors” or the “Board”) of Zi Corporation (“Zi” or the “Corporation”) in connection with the offer (the “Offer”) made by Nuance Communications, Inc. (“Nuance” or the “Offeror”) to purchase all of the issued and outstanding common shares of Zi (the “Zi Shares”) (including all Zi Shares issued on the exercise of outstanding warrants or options or other rights to acquire Zi Shares) as set out in the circular (the “Offering Circular”) of Nuance dated November 26, 2008, as amended December 3, 2008.

THE OFFER

The following summary of the Offer is qualified in its entirety by the text of the Offering Circular.

The Offer is conditional upon, among other things, not less than 66 ⅔% of the outstanding Zi Shares (on a fully diluted basis) being tendered under the Offer.

The Offer is made to holders of Zi Shares (the “Shareholders”).  The consideration under the Offer consists of $0.40 per Zi Share in cash.

In order to tender to the Offer, the holders of warrants, options or other rights to acquire Zi Shares must exercise such instruments and tender the Zi Shares that they receive upon such exercise in accordance with the Offer.

The expiry time of the Offer is 5:00 p.m. (Calgary time) on January 2, 2009 (the “Expiry Time”); unless the Offer is extended, in which case the Expiry Time of the Offer will be as extended, from time to time.

Reference is made to the Offering Circular for details of the terms and conditions of the Offer.  Capitalized terms used herein but not otherwise defined herein shall have the meaning ascribed to them in the Offering Circular.  Neither Zi nor the Board assumes any responsibility for the accuracy or completeness of any information in the Offering Circular.

RECOMMENDATION

The Board of Directors has carefully considered the Offer, has received the recommendation of a special committee (the “Special Committee”) of the independent directors of Zi that the Board of Directors established to review and consider the Offer, has reviewed the financial analysis performed by its financial advisor, Ridgecrest Capital Partners Incorporated (“Ridgecrest” or “Financial Advisor”), and has determined unanimously to recommend that Shareholders reject the Offer and not tender their Zi Shares to the Offer at this time.

DIRECTORS’ RECOMMENDATION

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS REJECT THE OFFER AND NOT TENDER THEIR ZI SHARES TO THE OFFER UNTIL FURTHER COMMUNICATION IS RECEIVED FROM THE BOARD OF DIRECTORS.

Shareholders who are in doubt as to how to respond to the Offer should consult their own advisor or call Zi’s information agent, Laurel Hill Advisory Group, at 1-888-819-0207.  Shareholders are advised that acceptance of the Offer may have tax consequences and they should consult their own tax advisors.  Enquiries concerning the information in this Directors’ Circular should be directed to Zi’s information agent, Laurel Hill Advisory Group, at 1-888-819-0207.

Shareholders should consider the terms of the Offer carefully and should come to their own decision as to the merits of the Offer.

Shareholders who have tendered their Zi Shares to the Offer can withdraw them at any time until Nuance takes up and pays for their Zi Shares.  Shareholders requiring assistance in withdrawing their Zi Shares should contact Zi’s information agent, Laurel Hill Advisory Group, at 1-888-819-0207.

NO NEED FOR IMMEDIATE ACTION

THERE IS NO NEED FOR SHAREHOLDERS TO DO ANYTHING IMMEDIATELY.  THE OFFER REMAINS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (CALGARY TIME) ON JANUARY 2, 2009.  IF YOU HAVE ALREADY TENDERED ZI SHARES TO THE OFFER, YOU SHOULD WITHDRAW THEM.

THE BOARD OF DIRECTORS INTENDS TO COMMUNICATE FURTHER WITH SHAREHOLDERS PRIOR TO THE EXPIRY TIME OF THE OFFER.

REASONS FOR MAKING THE RECOMMENDATION TO REJECT THE OFFER

After careful consideration, the Board of Directors has unanimously concluded that Shareholders should reject the Offer at this time.  Before arriving at its decision, the Board appointed the Special Committee to review and evaluate the Offer.  The Special Committee had the benefit of advice from Ridgecrest and the legal advice of Borden Ladner Gervais LLP as its independent legal counsel.  After a thorough analysis of all aspects of the Offer, the Special Committee: (a) unanimously determined that the Offer is inadequate from a financial point of view; (b) unanimously determined that the Offer is not in the best interest of Zi; and (c) unanimously recommended that the Board of Directors recommend Shareholders reject the Offer and not tender their Zi Shares at this time; particularly in view of the ongoing negotiations with Nuance to enhance the Offer.  The Board unanimously concurred with the Special Committee’s determinations.

In reaching its decision to recommend that you REJECT the Offer and NOT TENDER your Zi Shares to the Offer at this time, the Special Committee and the Board of Directors consulted with management of Zi, Ridgecrest, the Special Committee’s independent legal advisor, the Corporation’s legal advisor and took into account numerous other factors, including, but not limited to the following:

  all of the previous offers made by Nuance to acquire Zi, including the Reduced Offer (as hereinafter defined) which was made by Nuance after the Market Downturn (as hereinafter defined) and completion of its due diligence, were higher than the present Offer;

  further to discussions conducted with Nuance since the Offer was made, Zi has delivered a counterproposal to Nuance to enhance the Offer and intends to continue to pursue discussions with Nuance in this regard;

  Zi’s Financial Advisor has orally advised that the consideration under the Offer falls below the range of valuations of Zi determined by the financial analysis performed by the Financial Advisor;

  that the consideration under the Offer is inadequate and therefore not fair from a financial point of view to Shareholders as the Offer undervalues Zi; and

  Zi is currently reviewing potential alternative transactions to generate greater value to Shareholders.

BACKGROUND TO THE OFFER

Numerous offers have been presented by Nuance to acquire Zi since July 2008.  A summary of the various offers is presented in the table below.  All of the previous offers made by Nuance, including the Reduced Offer which was made by Nuance after the Market Downturn and after due diligence was completed, were higher than the present Offer.

Summary of Nuance Offers

(U.S. $ in millions, except per share amounts)

	July Offer	August Offer (Negotiated Basis)	August Offer (Non-Negotiated Basis)	First September Offer	Second September Offer Offer accepted by Zi and Letter of Intent signed	Reduced Offer Revised Offer made by Nuance after Due Diligence and Market Downturn	Offer Hostile Offer made by Nuance after Zi’s Q3 results are announced
Price Offered	$47.5	$40.9	$33.1	$55.0	$67.0	$37.5	$20.3
Form of Consideration	Nuance Shares	Cash	Cash	Cash	Cash/Nuance Shares	Cash/Nuance Shares	Cash
Purchase Price per Zi Share(1)	$0.93	$0.80	$0.65	$1.07	$1.30	$0.73	$0.40
Zi Share Price(2)	$0.35	$0.32	$0.32	$0.32	$0.32	$0.32	$0.32
Premium to Zi Share Price	165%	150%	103%	235%	305%	129%	25%
Nuance Share Price(3)	$16.48	$16.46	$16.46	$14.24	$15.06	$7.61	$8.78

Notes:

(1)

Other than for the Offer, includes shares representing “in-the-money” stock options at the time of the applicable offer and adjusted for currency exchange rate at the time of the applicable offer.

(2)

Zi Share price for August Offer, First September Offer, Second September Offer, Reduced Offer and the Offer are based on the closing price on The Nasdaq Capital Market on the day before the August Offer was made public by Nuance.

(3)

Based on the closing price for Nuance common stock on The Nasdaq Global Market.

Chronological Background

Commencing in August 2007, representatives of Zi and Nuance engaged from time to time in preliminary discussions regarding a potential transaction between the companies.

On September 5, 2007, Zi and Nuance entered into a confidentiality agreement to govern the exchange of information between the parties (the “First Nuance NDA”).  During the period September 2007 to November 2007, discussions regarding a potential transaction continued.

In January 2008, Zi engaged Ridgecrest as a financial advisor to assist Zi in evaluating strategic opportunities, including the evaluation of a potential transaction with Nuance.  Between January 2008 and June 2008, representatives of Zi and Ridgecrest engaged with Nuance and its financial advisors in periodic discussions regarding a potential transaction.  Nuance was provided confidential information, including financial projections prepared by management of Zi, under the First Nuance NDA.

On July 18, 2008, Nuance delivered a written, non-binding proposal to purchase all of the outstanding Zi Shares for $45.0 million payable in shares of common stock of Nuance.  This offer was subsequently revised by Nuance by letter dated July 22, 2008 to $47.5 million (the “July Offer”).  Nuance’s share price at the time of the July Offer was $16.48.  The July Offer represented approximately $0.93 per Zi Share.  The July Offer proposal included a requirement for Zi to enter into an exclusivity period with Nuance.  On July 26, 2008 after multiple discussions between the parties regarding the proposed terms, Zi declined the July Offer.  The July Offer was at a valuation lower than the range previously discussed with Nuance.  Zi was also then in advanced discussions with a large, multi-national company in the telecommunications industry (the “Strategic Partner”) regarding an investment by way of private placement for Zi Shares at a valuation higher than the July Offer, and other commercial cooperation components, including but not limited to, a licensing agreement.  The Board believed that it would be more beneficial to Zi and its Shareholders to pursue the transaction with the Strategic Partner and that it would be inappropriate to enter into an exclusivity agreement with Nuance under the July Offer that would preclude Zi from pursuing the negotiations underway with the Strategic Partner.

A letter of intent was subsequently signed with the Strategic Partner on July 28, 2008 (the “Strategic Partner’s First LOI”).  Zi signed an exclusivity agreement with the Strategic Partner in conjunction with entering into the Strategic Partner’s First LOI.

On August 14, 2008, Zi issued a press release announcing its 2008 second quarter financial results.  In such announcement, Zi disclosed that its total revenue for the second quarter of 2008 had decreased to approximately $2.7 million compared to $3.5 million for the same quarter of 2007.  On the same day, Nuance issued a press release which included the text of a letter to Zi proposing a negotiated acquisition of Zi at $0.80 per Zi Share in cash, subject to confirmatory due diligence which offer would be reduced to a price of $0.65 per Zi Share if Zi did not accept the offer (the “August Offer”).  The August Offer also contained an offer by Nuance to provide up to U.S. $2.0 million of short term financing to Zi on reasonable terms and conditions.  The $0.80 per Zi Share offered on a negotiated basis was 14% lower than the July Offer and the $0.65 per Zi Share offered on a non-negotiated basis was 30% lower than the July Offer.  Nuance’s share price at the time of the August Offer was $16.46.

On August 15, 2008, following several meetings of the Board and with advice of Zi’s legal and financial advisors, Zi announced in a press release that its Board of Directors declined to enter into negotiations with Nuance because the Board believed Nuance’s proposal did not recognize the full value of Zi.  At the same time, Zi was trying to finalize the transactions contemplated under the Strategic Partner’s First LOI.  Zi was also still under the terms of the exclusivity agreement with the Strategic Partner at the time of the August Offer.

Immediately following the announcement of the August Offer, Zi became aware that Nuance had contacted Zi’s largest shareholders, Marty Steinberg, who is the court appointed receiver of Lancer Management Group LLC, and related entities (“Receiver”) (holding approximately 37% of Zi Shares on an undiluted basis) and Michael Lobsinger, Zi’s former Chief Executive Officer, President and Chairman (“Lobsinger”) (holding approximately 7% of Zi Shares on an undiluted basis), to solicit support for the August Offer.  To Zi’s knowledge, neither the Receiver or Lobsinger agreed to providing a support agreement for the August Offer.

On August 19, 2008, Zi announced in a press release that it had signed a licence agreement with Samsung Electronics, covering Zi’s eZiText and Decuma products (the “Samsung License”).

On August 19, 2008, Zi received a motion filed against it by Nuance in the United States District Court, Northern District of California, San Francisco Division (the “District Court”). The motion accused Zi of violating a 2002 consent judgment which settled a patent litigation with Tegic Communications, Inc. (“Tegic”) involving Zi’s eZiText software (Tegic was recently acquired by Nuance).  On August 20, 2008, Zi responded with a press release stating its position that the motion for contempt was without merit.  On November 7, 2008 the District Court dismissed the above action without prejudice and the proceedings were referred to arbitration in accordance with the terms of the original Tegic settlement agreement.  On December 2, 2008, Zi received notice that Nuance had filed its claim against Zi with the American Arbitration Association.  Zi is vigorously defending itself in the arbitration proceeding.

After the August Offer, Zi entered into further negotiations with the Strategic Partner to improve the terms of the Strategic Partner’s First LOI.  On August 21, 2008, Zi issued a press release announcing a letter of intent with the Strategic Partner (the “Strategic Partner’s Second LOI”).  Under the terms of the Strategic Partner’s Second LOI, the Strategic Partner would invest in Zi at a share price that would represent a premium over the August Offer and enter into a multi-year licensing contract and a multi-year service contract.  Zi continued to be subject to the terms of the exclusivity agreement with the Strategic Partner at this time; however, with the Strategic Partner’s consent, Zi contacted at least two other large multi-national companies in the telecommunications industry to explore a potential multi-party transaction involving an investment in Zi at valuations that were at a premium to the August Offer (the “Multi-Party Discussions”).

On August 27, 2008, Zi received notice of a motion filed against it by Nuance for patent infringement in Canada in the Federal Courts in Toronto, Ontario.  Zi issued a press release on August 27, 2008 stating that it had no reason to believe that it infringes any patent claims of Nuance.  Zi is vigorously defending itself in this proceeding.

On August 27, 2008, Zi issued a press release announcing a renewal of its license agreement with Nokia Corporation for a multi-year period (the “Nokia License”).  The Nokia License provided for a 100% increase in first year revenue over the previously existing Nokia contract.  The Nokia License also provided for, among other things, a significant initial payment to be made by Nokia to Zi after closing, and then quarterly instalments from then on during the life of the contract.

On August 29, 2008, the exclusivity agreement with the Strategic Partner expired, the Strategic Partner’s Second LOI was terminated and the Multi-Party Discussions were discontinued.  On September 4, 2008, Zi issued a press release announcing that Zi was continuing to explore a variety of strategic alternatives, including opening a dialogue with Nuance.  Ridgecrest subsequently approached Nuance and renewed dialogue was established.

Between September 5, 2008, and September 7, 2008, Zi’s financial and legal advisors negotiated the terms of a confidentiality agreement to replace the First Nuance NDA.  The new confidentiality agreement was executed by the parties on September 8, 2008 (the “Second Nuance NDA”).

On September 11, 2008, Zi received a revised non-binding proposal from Nuance to acquire all of the outstanding Zi Shares for aggregate consideration of $55 million (representing a 34% increase to the proposed negotiated price under the August Offer), payable in Nuance common stock (the “First September Offer”).  The First September Offer required that Zi enter into an exclusivity agreement establishing a 15 day period during which Zi would agree not to pursue any alternate transactions.  On September 12, 2008, Zi rejected Nuance’s September 11, 2008 proposal as the Board believed that it did not recognized the full value of Zi; particularly since Zi had, since the August Offer, announced the Samsung License and the Nokia License, and was aware that it would shortly be announcing the Sony Ericsson License (as hereinafter defined) and the first commercial deployment of its product, QixTM in North America by TELUS.  On September 16, 2008, Zi disclosed that it would not proceed with the private placement portion of the Strategic Partner’s Second LOI.

On September 15, 2008, Zi announced that it had entered into a multi-million dollar expansion of its license agreement with Sony Ericsson (the “Sony Ericsson License”).  The Sony Ericsson License provided for, among other things, a significant initial payment to be made by Sony Ericsson to Zi after closing.

On September 16, 2008, representatives of Zi and Nuance and their financial advisors met at Nuance’s headquarters with the objective of reaching mutual agreement on price and terms for Nuance to acquire all of the outstanding Zi Shares.  On September 24, 2008, Nuance revised its First September Offer to increase the consideration to $67 million (approximately $1.30 per Zi Share) (the “Second September Offer”), representing an approximate 22% increase to the First September Offer and an approximate 64% increase to the proposed negotiated price under the August Offer, payable half in cash and half in shares of Nuance common stock.   Nuance’s share price at the time of the Second September Offer was $15.06.  After deliberation and advice from its legal and financial advisors, the Board agreed to accept the Second September Offer.  Accordingly, a letter of intent was entered into by the parties on September 26, 2008 and the parties entered into a 15 day exclusivity agreement dated September 26, 2008 to facilitate a due diligence review and further negotiations between the parties.

From October 3, 2008 through October 18, 2008, representatives of Nuance and its financial and legal advisors conducted an extensive due diligence review of Zi and its business.  This review included discussions with Zi management and a comprehensive review of documents, license agreements and other due diligence materials provided by Zi under the terms of the Second Nuance NDA.

On October 3, 2008, Nuance’s legal counsel provided Zi with draft documentation reflecting the terms of Nuance’s Second September Offer (the “Agreement”).

On October 7, 2008, Zi’s legal counsel provided Nuance’s legal counsel with their comments on and revisions to the Agreement.  Despite repeated requests by Zi to obtain Nuance’s comments on the Agreement, such comments were not provided by Nuance until October 27, 2008 as part of a new Nuance offer described below.

During the period from September 24, 2008 (being the date of the Second September Offer) to October 27, 2008, Nuance’s share price dropped from a high closing price of $14.09 to a low closing price of $7.61.  The market conditions during this period were extremely volatile and dropped significantly with the NASDAQ index at a high of 2186.57 and a low of 1505.90 and the TSX index at a high of 12513.36 and a low of 8537.34 (the “Market Downturn”).  The period was further marked by a dramatic decline in global financial markets, the breakdown of the global credit market, the bailout of major financial institutions by the governments of the United States and European Union members, a global recession and other related significant economic events in the U.S. and world financial markets.

On October 27, 2008, after the Market Downturn and after its due diligence review, representatives of Nuance, without negotiation or notice to Zi, sent a revised Agreement which changed the terms of the Second September Offer reducing the aggregate consideration from $67.0 million to $37.5 million (representing a reduction of 44% to the Second September Offer), payable one half in cash and one half in shares of Nuance common stock (the “Reduced Offer”).  Furthermore, the revised Agreement fixed the value of the Nuance shares to be issued so that in effect, Zi Shareholders would not receive the benefit of any gain in the value of Nuance shares between signing a definitive agreement and closing the transaction.

On November 7, 2008, Zi issued a press release announcing its 2008 third quarter financial results which showed a quarterly revenue in excess of $4.0 million, the highest quarterly revenue ever reported by Zi.

The Board met on October 27, 2008 and again on November 6, 2008, and considered the Reduced Offer in light of the Market Downturn.  After discussion and based on advice from its legal and financial advisors, the Board instructed Ridgecrest to schedule a conference call between Mr. George Tai, Chairman of Zi, and Mr. Paul Ricci, Chairman and Chief Executive Officer of Nuance, to discuss the Reduced Offer and garner an understanding of the basis and methodology used by Nuance to determine the Reduced Offer.  Although Ridgecrest made at least three attempts by email and telephone call to Nuance’s financial representatives during the period from November 6, 2008 to November 26, 2008, Nuance was unable to arrange a meeting date citing that they were preoccupied with other matters, including the preparation of their annual financial statements to be announced on November 24, 2008.

On November 26, 2008, Nuance commenced the Offer without any notice or prior discussions with Zi.

On November 26, 2008 and December 2, 2008, the Board of Directors of Zi met with management and its legal and financial advisors to discuss the Offer.  The Board of Directors reviewed its fiduciary duties with its legal advisors.  Management presented the various strategic alternatives and proposals available to Zi in the face of the Offer.  Ridgecrest was instructed to assess the Offer and prepare an analysis of the same in light of all relevant factors, including the Market Downturn.  Management and Ridgecrest recommenced its efforts to seek viable strategic alternatives with several different parties, including a Nuance competitor, large multi-national companies in the telecommunications industry and potential financial investors in Zi.

Zi also contacted the Receiver and Lobsinger on November 26, 2008, and received confirmation that, as of such date, they had not signed any support agreement with Nuance.  To date, Zi is not aware of any support agreements for the Offer existing between Nuance and either the Receiver or Lobsinger.

On December 2, 2008, Messrs. Tai and Djokovic, along with a representative of Ridgecrest, participated in a conference call with Messrs. Ricci and Chambers of Nuance to discuss the Offer and the possibilities of a counterproposal by Zi.  Nuance agreed that it would be prepared to review a counterproposal from Zi. There was no commitment by Nuance or assurance that Nuance would accept any counterproposal from Zi.

On December 5, 2008, the Board of Directors of Zi met with management and its advisors to discuss, among other things, the status of the various strategic alternatives being pursued by management and Ridgecrest, and to review Ridgecrest’s analysis of the Offer.  Ridgecrest was instructed to prepare a counterproposal to Nuance.  The Board of Directors formed the Special Committee to review the Offer and consider the strategic alternatives for Zi.  Borden Ladner Gervais LLP was also retained to act as the Special Committee’s independent legal counsel.

On December 8, 2008, the Special Committee held a meeting with its independent legal advisor to consider Zi’s response to the Offer, and at that time, the Special Committee received an update on the communications between representatives of Zi and Nuance.

On December 9, 2008, Zi received correspondence from Mr. Ricci of Nuance noting issues it had identified as concerns from its due diligence review.  Presumably these issues were set out as a basis for justifying Nuance’s valuation for the Offer.  Zi is preparing a response to the Nuance letter.

On December 9, 2008, the Special Committee held a meeting to further consider the Offer. At the meeting, the Special Committee was, among other things, updated with respect to the communications between its financial advisors and the advisors of Nuance on the status of the counterproposal, including the aforementioned letter from Nuance.  After careful consideration, including consultation with Zi’s management and Zi’s financial and legal advisors and taking into account the factors described under "Reasons for Making the Recommendation to Reject the Offer" above, the Special Committee and the Board of Directors unanimously determined that: (a) the Offer is inadequate from a financial point of view; (b) the Offer is not in the best interest of Zi; and (c) unanimously recommended that the Shareholders REJECT the Offer and NOT tender their Zi Shares to the Offer at this time, particularly in view of the ongoing negotiations with Nuance to enhance the Offer.

DIRECTORS

The current directors of Zi are as follows:

Name	Position or Office within Corporation
Milos Djokovic Parker, Colorado, U.S.A.	Director President and Chief Executive Officer
H. Donald Hyde (1) (2) Calgary, Alberta, Canada	Director
Donald P. Moore (1) (3) Abu Dhabi, United Arab Emirates	Director
Robert P. Stefanski (2) Palo Alto, California, U.S.A.	Director
George C. Tai Calgary, Alberta, Canada	Director Chairman of the Board of Directors
Andrew M. Gertler (1) (3) Montreal, Quebec, Canada	Director

Notes:

(1)

Member of the Audit Committee.

(2)

Member of the Corporate Governance and Compensation Committee.

(3)

Member of the Strategic Committee.

INTENTIONS OF DIRECTORS, OFFICERS AND
SHAREHOLDERS OF ZI WITH RESPECT TO THE OFFER

Each director and officer named in this Directors’ Circular has indicated that he intends to reject the Offer and not tender any of his Zi Shares to the Offer.  To the knowledge of such directors and officers, after reasonable inquiry, each of their associates who owns Zi Shares has indicated an intention to reject the Offer and not tender any of his or her Zi Shares to the Offer, other than associates of Mr. Andrew Gertler, who collectively own approximately 300,000 Zi Shares, and who have not, at this time, indicated their intention to reject the Offer.

Except for such directors and officers, and except as set forth below, the Corporation has no knowledge as to the intentions of any other Shareholder to accept or reject the Offer.  Lobsinger (holding approximately 7% of Zi Shares) has provided verbal advice to management that he does not intend to tender Zi Shares held by him, directly or indirectly, to the Offer.

OWNERSHIP OF SECURITIES OF ZI

The names of the directors and officers of Zi and the number of securities, beneficially owned as of the date hereof, directly or indirectly, or over which control or direction is exercised by them and, to the knowledge of the Corporation after reasonable inquiry, other insiders of the Corporation, each associate or affiliate of an insider of the Corporation, each associate or affiliate of the Corporation and each person acting jointly or in concert with the Corporation are as follows:

Name and Position	Number of Zi Shares(2) (% of Zi Shares)	Number of Options and Restricted Stock Units
Milos Djokovic Director, President and Chief Executive Officer	Nil (0%)	1,920,000
H. Donald Hyde Director	12,495 (less than 1%)	325,000
Donald P. Moore Director	43,695 (less than 1%)	300,000
Robert P. Stefanski Director	25,000 (less than 1%)	150,000
George C. Tai Director and Chairman of the Board of Directors	Nil (0%)	166,700
Andrew M. Gertler Director	Nil (0%)	150,000
Blair Mullin Chief Financial Officer	Nil (0%)	50,000
Jason Paul Corporate Secretary	Nil (0%)	90,000
Ronald Williams Senior Vice President	Nil (0%)	141,500
Axel Bernstorff Vice President, Global Sales	Nil (0%)	170,000
Weigen Qiu Director, R&D and Architecture	Nil (0%)	46,500

Notes:

(1)

The information as to Zi Shares beneficially owned, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(2)

Includes Restricted Stock Awards, where applicable.

The directors and officers of Zi, after reasonable inquiry, do not know of any person or corporation who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Zi Shares as of the date of this Directors’ Circular other than as set out below. No securities of Zi are owned, directly or indirectly, or controlled by any person acting jointly or in concert with Zi.

Name and Position	Number of Zi Shares (% of Zi Shares)
Marty Steinberg (1) Receiver	18,718,008 (37.0%)

Notes:

(1)

Marty Steinberg has represented to the Corporation that he is the court appointed Receiver of Lancer Management Group LLC, and related entities to Lancer Management Group LLC and responsible person for other related parties that are currently debtors in possession under a Chapter 11 case pending before United States courts.  Marty Steinberg is a lawyer with and represented by the law firm Hunton & Williams LLP of Miami, Florida.  The information provided herein is based upon filings made on the SEDI insider trading reporting system in Canada and on a Schedule 13D (the “Schedule 13D”) filed on December 11, 2003 with the SEC by Marty Steinberg, Esq., as Receiver of Lancer Management Group, LLC, Lancer Management Group II, LLC, Lancer Offshore, Inc. Lancer Partners, LP, LSPV, Inc., LSPV, LLP, Omnifund, Ltd., G.H. Associates, Inc., and Alpha Omega Group (the “Receivership Entities”).  In the Schedule 13D, the Receiver states that due to the poor condition of the records of the Receivership Entities he does not represent the truthfulness or accuracy of the Schedule 13D, and Zi takes no responsibility for the information provided herein based on the Schedule 13D.  The Schedule 13D was amended most recently on April 10, 2007.  Such amended Schedule 13D reported holdings of approximately 40% of Zi Shares, but such percentage has been reduced to approximately 37% by virtue of the private placement of Zi Shares with which took place in March 2007.

As at the date hereof, there are 50,667,957 Zi Shares, and 4,578,200 options and restricted stock units outstanding, and 1,709,532 warrants outstanding.

OWNERSHIP OF SECURITIES OF NUANCE

None of Zi, the directors or officers of Zi or, to the knowledge of the directors and officers of Zi, after reasonable inquiry, any associates or other insider of Zi, any associate or affiliate of Zi, any associate or an affiliate of an insider of Zi or any person acting jointly and in concert with Zi, owns or exercises control or direction over any securities of any class of Nuance.

RELATIONSHIP BETWEEN NUANCE
AND DIRECTORS AND OFFICERS OF ZI

None of the directors or officers of Zi is a director or officer of Nuance or any of its subsidiaries.

No contract, arrangement or agreement has been made or is proposed to be made between Nuance and any directors or officers of Zi and no payment or other benefit is proposed to be made or given by Nuance to any directors or officers of Zi by way of compensation for loss of office or as to their remaining in, or retiring from, office if the Offer is successful.

ARRANGEMENTS BETWEEN ZI AND DIRECTORS
AND OFFICERS OF ZI

Other than as set forth herein, there are no arrangements or agreements made or proposed to be made between Zi and any of the directors or officers of Zi pursuant to which a payment or other benefit is to be paid or given by way of compensation for loss of office or as to their remaining in, or retiring from, office if the Offer is successful.

Milos Djokovic’s employment contract with Zi Corporation of America, Inc., a wholly-owned subsidiary of Zi, stipulates that he will be paid a certain termination fee (as set forth below) upon the termination of his employment for any reason other than termination for cause or resignation.  Such termination fee will also be payable upon the occurrence of his resignation of his employment following a change of control of Zi, subject to various conditions being met.  Such termination fee is equal to 12 months of his salary (equalling $300,000.00) plus any bonus payable in respect of the year his employment terminates (where such bonus is subject to the Board’s discretion) plus a cash equivalent of the cost of providing certain employee-related benefits for a period of 12 months.

Zi’s option agreements with its directors, officers and employees include provisions allowing for the acceleration of vesting in connection with a change of control of Zi, subject to certain conditions being met.  This is also the case for restricted stock unit agreements and restricted stock award agreements between Zi and its directors.

In September 2008, Zi awarded retention bonuses to 13 of its officers and employees, in an aggregate amount totalling approximately $395,000.00.  Such bonuses are to be paid out to each such officer and director as follows: one-third of the bonus amount is to be paid in March 2009 and two-thirds of the bonus amount is to be paid in September 2009.  In the event of a change of control of Zi, such bonus amounts will become payable immediately.

ARRANGEMENTS BETWEEN
NUANCE AND SHAREHOLDERS OF ZI

To the knowledge of the directors and officers of Zi, after reasonable inquiry, no special contract, arrangement or understanding, formal or informal, has been made or is proposed to be made between Nuance and any Shareholder with respect to the Offer.

INTERESTS OF DIRECTORS AND OFFICERS OF ZI IN MATERIAL CONTRACTS OF NUANCE

Except as described under “Offer” and “Intentions of Directors, Officers and Shareholders of Zi with Respect to the Offer”, no director or senior officer of Zi or their associates or, to the knowledge of such directors or officers, after reasonable inquiry, any person or company holding more than 10% of the Zi Shares has any interest in any material contract to which Nuance is a party.

TRADING IN SECURITIES OF ZI

Trading in Zi Shares

The Zi Shares are currently listed for trading on the Toronto Stock Exchange and The Nasdaq Capital Market.

Except as disclosed below, none of Zi, the directors and officers of Zi, other insiders of the Corporation or, to the knowledge of the directors and officers of Zi after reasonable inquiry, any of their respective associates, affiliates or any person acting jointly or in concert with Zi, has purchased or sold any securities of Zi during the six month period preceding the date of this Directors’ Circular.  An associate of Andrew Gertler purchased 200,000 Zi Shares during the six month period preceding the date of this Directors’ Circular.

Issuances of Securities of Zi

Except as disclosed in the following table, no Zi Shares or securities convertible into Zi Shares have been issued to any of the directors, officers or other insiders of Zi during the two year period preceding the date of this Directors’ Circular.

Name	Date of Transaction	Securities Issued	Number	Price per Security
Andrew Gertler	May 29, 2008	Restricted Stock Units (“RSUs”)	25,000	N/A
Andrew Gertler	May 29, 2008	Options	75,000	CND $0.46
Andrew Gerlter	July 26, 2007	Options	50,000	CND $1.10
Donald Hyde	May 29, 2008	RSUs	25,000	N/A
Donald Hyde	May 29, 2008	Options	75,000	CND $0.46
Donald Hyde	July 26, 2007	Options	25,000	CND $1.10
Donald Hyde	January 10, 2007	Options	50,000	CND $1.96
George Tai	May 29, 2008	RSUs	25,000	N/A

Name	Date of Transaction	Securities Issued	Number	Price per Security
George Tai	May 29, 2008	Options	75,000	CND $0.46
George Tai	July 26, 2007	Options	50,000	CND $1.10
George Tai	June 26, 2007	Options	16,700	CND $1.22
Donald Moore	May 29, 2008	Restricted Stock Awards (“RSAs”)	25,000	N/A
Donald Moore	May 29, 2008	Options	75,000	CND $0.46
Donald Moore	July 26, 2007	Options	25,000	CND $1.10
Donald Moore	January10, 2007	Options	50,000	CND $1.96
Robert Stefanski	May 29, 2008	RSAs	25,000	N/A
Robert Stefanski	May 29, 2008	Options	75,000	CND $0.46
Robert Stefanski	July 26, 2007	Options	25,000	CND $1.10
Robert Stefanski	January 10, 2007	Options	50,000	CND $1.96
Milos Djokovic	April 3, 2008	Options	500,000	CND $0.58
Milos Djokovic	November 26, 2007	Options	200,000	CND $1.15
Milos Djokovic	November 26, 2007	Options	300,000	CND $1.15
Milos Djokovic	February 28, 2007	Options	400,000	CND $2.43
Axel Bernstorff	November 26, 2007	Options	50,000	CND $1.15
Blair Mullin	November 26, 2007	Options	50,000	CND $1.15
Jason Paul	November 26, 2007	Options	40,000	CND $1.15
Jason Paul	January 10, 2007	Options	20,000	CND $1.96
Roland Williams	November 26, 2007	Options	25,000	CND $1.15
Weigen Qiu	November 26, 2007	Options	30,000	CND $1.15

Notes:

(1)

For options, the price per security is the exercise price of the Option, and such price is quoted in Canadian dollars.

Except as may occur through the exercise of options, none of the directors and officers of Zi currently intend to acquire Zi Shares during the period that the Offer is open nor do any of the directors and officers of Zi know of any person, other than employees of Zi who may exercise options, who currently intends to acquire Zi Shares during the period that the Offer is open.

MATERIAL CHANGES

The directors and officers of Zi are not aware of any information that indicates any material change in the affairs of Zi since September 30, 2008, the date of the last interim unaudited financial statements of Zi provided to Shareholders.

OTHER MATERIAL INFORMATION

There is no other information not disclosed in the foregoing but known to the Board of Directors that would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer at this time.

RESPONSE OF THE OFFEREE ISSUER

Other than as set forth under “Reasons for Making the Recommendation to Reject the Offer”, Zi is not undertaking and is not aware of any negotiation that is currently being undertaken in response to the Offer that relates to or would result in: (a) a merger, reorganization or liquidation involving Zi or any subsidiary or any other extraordinary transaction; (b) a purchase, sale or transfer of a material amount of assets by Zi or any subsidiary; (c) an issuer bid or tender offer for or other acquisition of securities by or of Zi; or (d) any material change in the indebtedness, present capitalization or dividend policy of Zi.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Directors’ Circular contains “forward-looking statements” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended and the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and “forward-looking information” within the meaning of applicable securities legislation, including the Securities Act (Ontario) (together, “forward-looking statements”).  These statements relate to future events or Zi Corporation’s future performance.  All statements other than statements of historical fact may be forward-looking statements.  Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions.  These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.  The Board believes that the expectations reflected in those forward-looking statements are a reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this Directors’ Circular should not be unduly relied upon. These statements speak only as of the date of this Directors’ Circular or the documents incorporated by reference, as the case may be.  The Board does not intend, and does not assume any obligation, to update these forward-looking statements except as required by applicable law.

In particular, in this Directors’ Circular, such statements include, but are not limited to, our expectation that revenues will increase as a result of our new licensing, services and sales agreements, our expectation of the results of the commercial deployment of QixTM, our belief that we will have sufficient cash to fund our capital requirements whether or not an alternative transaction or strategic alternative superior to the Offer will emerge, whether or not our negotiations with Nuance to obtain a superior offer will be successful, and our expectation of the final results of litigation.

Zi Corporation’s actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors.  These factors include, among others, the following: our history of operating losses and uncertainty of future profitability; risks associated with certain legal disputes, including disruption of the Corporation’s business and diversion of management and financial resources; uncertainty as to the degree of and continuing market acceptance of our products and services; uncertainties relating to product development; risks associated with the number, amount and timing of new product introductions; uncertainty regarding patents and proprietary rights; variability in customer demand; our dependence on third party performance under marketing and licensing arrangements; risks associated with performance under major sales contracts; rapid technological change, product obsolescence and competition; risks associated with dependence on sales in foreign countries; the effectiveness of our strategic relationships; uncertainties regarding our need for additional capital and our ability to raise such capital; uncertainties regarding general economic conditions and uncertainty regarding the fluctuations of our quarterly results.

These factors should not be considered exhaustive.

CURRENCY

All dollar references in the Directors’ Circular are in United States dollars, unless otherwise indicated.

INFORMATION REGARDING NUANCE

All information provided in this Directors’ Circular relating to Nuance is derived from information contained in the Offering Circular and other information contained in public filings made by Nuance with the United States Securities and Exchange Commission (the “SEC”) or otherwise made publicly available by Nuance.  The Board of Directors does not assume any responsibility for the accuracy or completeness of such information.

AVAILABILITY OF DISCLOSURE DOCUMENTS

Zi Corporation is a reporting issuer or equivalent in Alberta, Ontario and Quebec and files its continuous disclosure documents and other documents with such provincial securities regulatory authorities.  Continuous disclosure documents are available at www.sedar.com.

Zi Corporation is also subject to the information requirements of the U.S. Exchange Act and, to the extent required of Canadian companies, files or furnishes periodic reports and other information with the SEC.  Zi Corporation’s SEC filings, and the exhibits thereto, are available for inspection and copying at the public reference facilities maintained by the SEC in Judiciary Plaza, Room 1580, 100 F Street N.W., Washington, D.C., 20549.  Copies of these filings may be obtained from these offices after the payment of prescribed fees.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.  These filings are also available on the SEC’s website at www.sec.gov.

APPROVAL OF DIRECTORS’ CIRCULAR

The contents of this Directors’ Circular have been approved, and the delivery hereof has been authorized, by the Board of Directors.

STATUTORY RIGHTS

Securities legislation in certain of the Provinces and Territories of Canada provide Shareholders with, in addition to any other rights they have at law, rights of rescission, price revision or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to those Shareholders.  However, such rights must be exercised within prescribed time limits.  Shareholders should refer to the applicable provisions of the securities legislation of their Province or Territory for particulars of those rights or consult a lawyer.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: December 11, 2008

On behalf of the Board of Directors

(signed) “George C. Tai” George C. Tai	(signed) “Milos Djokovic” Milos Djokovic

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS REJECT THE OFFER AND NOT TENDER TO THE OFFER AT THIS TIME.  The Board of Directors continues to explore strategic alternatives that may be available to maximize Shareholder value and concurrently intends to continue discussions with Nuance for an enhanced Offer.  THERE IS NO NEED FOR IMMEDIATE ACTION.  THE OFFER REMAINS OPEN FOR ACCEPTANCE UNTIL JANUARY 2, 2009.  IF YOU HAVE ALREADY TENDERED ZI SHARES TO THE OFFER, YOU SHOULD WITHDRAW THEM.  The Board of Directors intend to communicate further with Shareholders prior to the Expiry Time of the Offer.

IF YOU HAVE ALREADY TENDERED YOUR SHARES TO THE NUANCE OFFER
YOU MAY STILL WITHDRAW YOUR SHARES.

FOR MORE INFORMATION PLEASE CONTACT

NORTH AMERICAN TOLL-FREE

1-888-819-0207

Banks. Brokers and Investment Advisors please call 416-637-4661

NO NEED FOR IMMEDIATE ACTION

THERE IS NO NEED FOR SHAREHOLDERS TO DO ANYTHING IMMEDIATELY.  THE OFFER REMAINS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (CALGARY TIME) ON JANUARY 2, 2009.  IF YOU HAVE ALREADY TENDERED ZI SHARES TO THE OFFER, YOU SHOULD WITHDRAW THEM.

THE BOARD OF DIRECTORS INTENDS TO COMMUNICATE FURTHER WITH SHAREHOLDERS PRIOR TO THE EXPIRY TIME OF THE OFFER.